Fishman Haygood, L.L.P.

201 St. Charles Avenue

46th Floor

New Orleans, Louisiana 70170-4600

Maureen Brennan Gershanik (504) 586-5278 Direct mgershanik@fishmanhaygood.com

March 11, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

101 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn:	Mr. Lyn Shenk
Branch Chief
Office of Transportation and Leisure

Re:	Sanderson Farms, Inc.
Form 10-K for Fiscal Year Ended October 31, 2015
Filed on December 17, 2015
File No. 001-14977

Dear Mr. Shenk:

We represent Sanderson Farms, Inc. (the “Company”). I am writing to confirm a telephone conversation with Aamira Chaudhry of the Staff on Thursday, March 10, 2016, in which the Company was granted an extension to respond to the Staff’s comment letter regarding the Company’s above referenced Annual Report on Form 10-K. Pursuant to the extension, the Company will respond to the Staff’s comment letter on or before April 5, 2016.

Thank you for your consideration.

Sincerely,

/s/ Maureen Brennan Gershanik
Maureen Brennan Gershanik

cc:	Mr. Mike Cockrell,

Sanderson Farms, Inc.